SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

GOODRICH PETROLEUM CORP.
(Name of Issuer)

Common Stock, $.20 par value
(Title of Class of Securities)

382410 10 8
(CUSIP Number)

 David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 9, 2003
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,700
	8	SHARED VOTING POWER 3,422,900
	9	SOLE DISPOSITIVE POWER 124,700
	10	SHARED DISPOSITIVE POWER 3,422,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,547,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,422,900
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,422,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,422,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON HC

ITEM 1. Security and Issuer.

This Amendment No. 7 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 808 Travis Street, Suite 1320, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin ("Austin"), a United States citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (Austin and ECH are collectively referred to as the "Reporting Persons") to reflect the following amendments to Items 3, 4, 5, 6 and 7.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 7 is $3,416,580.00.  The additional shares of Common Stock reported in this Amendment No. 7 as being beneficially owned by the Reporting Persons were acquired in the following manner:

1.  On May 15, 2003, in his capacity as Trustee for the Christina Lowery Trust and the Matthew A. Lowery Trust, Austin purchased 500 shares of Common Stock for each trust in the open market for an aggregate consideration (exclusive of brokers' commissions) of $3,780.00.  The primary source of funds for these purchases was Austin's own available funds and the available funds of the Trusts; and

2.  On May 19, 2003, ECH acquired 1,137,600 shares of Common Stock pursuant to the Purchase Agreement ("Purchase Agreement"), dated as of May 9, 2003, by and among ECH, Patrick E. Malloy, III, Muscular Dystrophy Association, Louis Benzak, John Callaghan, Ted Hartley, Maggie Malloy, Katherine Malloy, Sheldon Appel, Michael Corbett, Neil Rego, Jerry Lushing, Walter G. Goodrich and Robert C. Turnham, each as a buyer, Hambrecht & Quist Guaranty Finance, LLC, Donald M. Campbell, Alps Investments, LLC, Campbell Associates, Donald M. Campbell Money Purchase Pension Plan, Daniel H. Case III Living Trust U/A Dated 7/17/00, Estate of Daniel H. Case III, Stacey B. Case Living Trust, Michael D. Fulton, Katheryn E. Cole, Laurence L. Spitters (collectively, the "H&Q Parties"), each as a seller, Guaranty Finance Management, LLC, as the representative of the H&Q Parties, and the Company, which is attached hereto as Exhibit 1 and incorporated herein by reference, for an aggregate consideration of $3,412,800.00.  Austin is the sole Managing Member of ECH. The primary source of the funds for this purchase was available funds of ECH.

All dollar amounts are in United States dollars.

ITEM 4. Purpose of Transaction.

Item 4 is amended to include the following:

Under the terms of the Purchase Agreement, ECH made an initial purchase of 1,137,600 shares of Common Stock at a purchase price of $3.00 per share from the H&Q Parties. In addition, ECH has granted each H&Q Party three options to sell ("Put Options") to ECH an aggregate of 1,260,000 of the H&Q Parties' shares of Common Stock. Each Put Option is exercisable for 420,000 shares during one of the three designated periods set forth in the Purchase Agreement beginning on December 29, 2003. In addition, the H&Q Parties have granted to ECH corresponding options to buy ("Call Options") from the H&Q Parties a like number of shares of Common Stock, reduced by the number of shares of Common Stock sold to ECH pursuant to the corresponding Put Option. Each Call Option is exercisable during one of the three designated periods immediately following the corresponding Put Option exercise period, as set forth in the Purchase Agreement, beginning on January 6, 2004. The purchase price per share for each Put Option and each Call Option is the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the volume weighted average price for the twenty trading days immediately preceding the exercise period and (B) $4.50. The H&Q Parties may elect to deliver warrants to purchase shares of Common Stock in lieu of shares of Common Stock, or any combination thereof. For any warrants to purchase shares of Common Stock that are delivered by the H&Q Parties pursuant to a Put Option or Call Option, the purchase price per warrant will equal the purchase price per share under the above formula minus the per share exercise price of the warrant.

Item 5. Interest in Securities of the Issuer.

     (a) Austin is the beneficial owner of 3,547,600 shares (19.7% based on 18,039,482 shares of Common Stock outstanding as of March 15, 2003, as reported in the Company's Annual Report on Form 10-K filed on March 27, 2003) of Common Stock, in his personal capacity, as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie C. Gordon Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 3,422,900 (19.0% based on 18,039,482 shares of Common Stock outstanding as of March 15, 2003, as reported in the Company's Annual Report on Form 10-K filed on March 27, 2003) shares of Common Stock.

     (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 124,700 shares of Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 3,422,900 shares of Common Stock held by ECH.

     (c) No transactions in the shares of Common Stock have been effected by the Reporting Person since the last amendment to this Schedule 13D, except that (i) Austin, in his capacity as Trustee for the Christina Lowery Trust and the Matthew A. Lowery Trust, purchased an aggregate of 1,000 shares in the open market for a purchase price of $3.78 per share on May 15, 2003 and (ii) ECH purchased an aggregate of 1,137,600 shares of Common Stock for a purchase price of $3.00 per share from the H&Q Parties on May 9, 2003 pursuant to the Purchase Agreement.

     (d) No person, other than Austin, has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ECH has entered into the Purchase Agreement with the other parties thereto. The description of the Put Options and Call Options contained above in Item 4 is incorporated herein by reference. Under the terms of the Purchase Agreement, ECH has agreed that it will not and will not induce or encourage any person to, directly or indirectly, sell, assign, transfer, grant an option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) any securities of the Company or securities convertible into or exercisable or exchangeable for such securities, whether or not subject to passage of time or contingencies, during any period in which the purchase price with respect to Put Options and Call Options is being determined pursuant to the formula described above. The Reporting Persons expressly disclaim membership in any group as a result of entering into the Purchase Agreement and disclaim any beneficial ownership in any shares of Common Stock held by any of the other parties thereto.

Item 7. Material to be Filed as Exhibits.

The form of Purchase Agreement is filed as Exhibit 1 hereto and incorporated herein by reference. The descriptions of the terms of the Purchase Agreement provided above are qualified in their entirety by reference to the copy of the Purchase Agreement attached hereto.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 19, 2003                        ________________________________
                                                            Josiah T. Austin,
                                                            Individually and as Sole Managing Member of ECH.